Delisting Determination,The Nasdaq Stock Market, LLC,
July 28, 2009, DataTrak International, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of DataTrak International, Inc.
(the Company), effective at the opening of the trading session on August 7, 2009. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule
5550(b)(1). The Company was notified of the Staffs determination on December 2, 2008. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issed a decision dated March 17, 2009, granting the Company continued listing pursuant to an exception through June 2, 2009. However, the Company did not regain compliance by that date and on June 2, 2009, the Panel notified the Company that it did not qualify for inclusion on the Exchange based on its failure to comply with Listing Rule 5550(b)(1). Trading in the Companys securities was suspended on June 4, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on July 17, 2009.